Mail Stop 3561

      December 21, 2005


Lavi Krasney
Chief Executive Officer
Cdoor Corp.
20A Rehov Sharei Torah
Bayit Vegan, Jerusalem 96387

	Re: 	Cdoor Corp.
Amendment No. 2 to Registration Statement on Form SB-2
      Filed November 16, 2005
		File No. 333-128399

Dear Mr. Krasney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution, page 14

1. We have reviewed your response to comment 4 in our letter dated November 30, 2005 and reissue our prior comment. We still are unclear how you calculated the amounts in the line item "Pro forma net tangible book value after the offering." Under the 100% offering scenario, for example, it appears that your net tangible book value would be approximately $39,000 after application of the $89,000 net proceeds, resulting in a per-share book value of $0.0131. Please show us your computations, including the figures you used in the numerators and denominators of the post-offering net tangible book value per share formulas. Please also clarify what the book value per share line item at the bottom of page 14 represents and why you believe it should be included in your filing.




Financial Statements for the Period From November 18, 2004 (Date of
Inception) Through December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1

2. We have reviewed your response to comment 10 in our letter dated
November 30, 2005. We continue to believe that it is not appropriate to use an accounting firm based in Canada when you are incorporated in the United States and the majority of your operations are in Israel. However, we will not object to the use of your Canadian auditor, SF Partnership, LLP, for the historical financial statements contained in your Form SB-2. Effective for the year ending December
31, 2005, we expect you to engage a registered public accounting firm that is more appropriate for your circumstances. In this regard, we note that it may be appropriate for Cdoor to engage an accounting firm based in the United States, or an accounting firm based in Israel that is recognized by the SEC. If you intend to engage an accounting firm based in Israel, please refer to the guidance in
Section IV.C. of the International Reporting and Disclosure Issues Outline available on our website at: http://www.sec.gov/divisions/ corpfin/internatl/cfirdissues1104.htm#P313_42976. If you have questions on whether the Israel-based accounting firm you may choose to engage is recognized by the SEC, please contact the Office of the
Chief Accountant at (202) 551-5300. Please confirm that you will comply with this comment and engage an accounting firm that is more appropriate for your circumstances effective for your fiscal year ending December 31, 2005. Your response letter should describe your plans and any current action taken to comply.

Exhibit 23.1 - Consent of SF Partnership, LLP

3. An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Andrew Blume at (202) 551-3254, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at
(202) 551-3317, Ellie Quarles, Special Counsel at (202) 551-3238,
or
me at (202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael S. Krome, Esq.
	Fax:  (631) 737-8382



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Lavi Krasney
Cdoor Corp.
December 21, 2005
Page 1